MTech Acquisition Holdings Inc.

10124 Foxhurst Court

Orlando, FL 32836

January 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Jan Woo, Legal Branch Chief

Re:	MTech Acquisition Holdings Inc.
Registration Statement on Form S-4
Filed November 7, 2018
File No. 333-228220

Dear Ms. Woo:

MTech Acquisition Holdings Inc. (the “Company”, “MTech Holdings” “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 4, 2018, regarding our Registration Statement on Form S-4 (the “Registration Statement”) previously filed on November 7, 2018.

A marked version of Amendment No. 1 to the Registration Statement (“Amended Registration Statement”) is enclosed herewith reflecting all changes to the Registration Statement. For the Staff’s convenience, we have recited the Staff’s comments in bold below and have followed each such comment with the Company’s response.

Registration Statement on Form S-4 Filed November 7, 2018

Summary Term Sheet

Parties in the Business Combination, page 9

1.	Please provide a description of your Sponsor, MTech Sponsor LLC, and its relationship to your management and principal stockholders.

In response to the Staff’s comment, we have provided a description of MTech Sponsor, LLC and its relationship to our management and principal stockholders on pages 9 and 29 of the Amended Registration Statement.

Questions and Answers About the Proposals

Q. Why am I receiving this proxy statement/prospectus?, page 18

2.	Please clarify the effect the Business Combination will have on the public MTech Acquisition Corp. (“MTech”) warrants. Your disclosure indicates that “outstanding MTech warrants, by their terms, will automatically convert into warrants to purchase an equal number of shares of MTech Holdings’ common stock.” Please indicate that the MTech warrants will be exchanged for MTech Acquisition Holdings Inc. (“MTech Holdings”) warrants and the public MTech warrants will be cancelled upon the close of the Business Combination. Also, tell us whether MTech will file a Form 15 for the public Class A common stock, warrants, and units and whether you will file a Form 8-A for the newly issued MTech Holdings common stock and warrants.

We respectfully wish to advise the Staff that the MTech warrants will not be exchanged for MTech Acquisition Holdings Inc. ("MTech Holdings") warrants. Pursuant to Section 4.5 of the Warrant Agreement, dated as of January 29, 2018 (“Warrant Agreement”), between MTech Acquisition Corp. (“MTech”) and Continental Stock Transfer & Trust Company (“Continental”), in the case of any merger or consolidation of MTech with or into another corporation, each holder of an MTech warrant shall thereafter have the right to purchase and receive in lieu of the share of MTech common stock immediately theretofore purchasable and receivable upon the exercise of the warrant, the kind and amount of shares of stock or other securities or property (including cash) receivable upon the merger that the warrant holder would have received if such warrant holder had exercised his, her or its warrant(s) immediately prior to such event. Accordingly, pursuant to the terms of the Warrant Agreement, the MTech warrants will remain outstanding but will automatically represent the right to acquire the MTech Holdings stock upon consummation of the Business Combination. In connection with the consummation of the Business Combination, MTech Holdings will enter into an Assignment and Assumption Agreement with Continental and MTech whereby MTech Holdings will assume all the rights and obligations of MTech under the Warrant Agreement.

Notwithstanding the foregoing, we do not believe a Form 8-A is required with respect to the warrants or newly issued Mtech Holdings common stock as we respectfully believe that MTech Holdings should be deemed a successor issuer to MTech pursuant to Rule 12g-3(a) under the Exchange Act of 1934, as amended (the “Exchange Act”).

Rule 12g-3(a) provides that, where, in connection with a “succession” by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered under Section 12 of the Exchange Act are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) of the Exchange Act, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions, including if all securities of such class are held of record by more than 300 persons.

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Rule 12g-3(f) requires the issuer of the securities deemed registered under Rule 12g-3(a) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the success is deemed issued. MTech Holdings intends to file such a Form 8-K promptly upon consummation of the Business Combination.

Although the definition of “succession” in Rule 12b-2 under the Exchange Act specifically contemplates the “direct” acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer,” and does not explicitly contemplate a holding company reorganization, no-action positions taken by the staff of the Division of Corporation Finance of the Commission (the “Division”) in the past indicate that the structure of the Business Combination should constitute a “succession” for purposes of Rule 12g-3(a). In addition, in Release No. 33-7431, in which the Commission eliminated Form 8-B under the Exchange Act and amended Rule 12g-3, the Commission noted:

“Rule 12g-3 is now being amended to include other transactions, such as the succession of a non-reporting issuer to more than one reporting issuer, either through consolidation into a new entity or a holding company formation. Currently, in this type of succession, both existing issuers must deregister their securities under the Exchange Act, and the success must file a Form 8-B. As a result of the amendments adopted today, the securities of the successor issuer will be deemed automatically registered under Section 12 of the Exchange Act.”

It should be noted that the definition of “succession” in Rule 12b-2 under the Exchange Act also contemplates the “acquisition of control of a shell company in a transaction required to be reported on Form 8-K,” which is the case with the Business Combination. Furthermore, in Section 250.01 of the Division of Corporation Finance’s (the “Division”) Exchange Act Rules Compliance and Disclosure Interpretations, the Division states:

“Under Rule 12g-3, the securities issued by a holding company that acquires a company with a class of securities registered under Section 12(g) of the Exchange Act are automatically deemed to be registered under Section 12(g), whether or not a Form 8-K or 8-A has been filed with respect to such securities.”

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We note that upon consummation of the Business Combination, MTech Holdings will not satisfy Rule 12g-3’s requirement that the MTech Holdings common stock and warrants be held of record by at least 300 persons. It is our opinion, however, that the application of Rule 12g-3(a) is appropriate notwithstanding the fact that MTech Holdings may have less than 300 record holders upon consummation of the Business Combination and the Division has granted no-action relief from the 300 person threshold of Rule 12g-3(a) in a number of successor situations. See, e.g., Sanchez Production Partners LLC (February 19, 2015), Endo Health Solutions Inc. (available February 28, 2014), Genworth Financial, Inc. (available March 27, 2013), Jazz Pharmaceuticals, Inc. (available January 12, 2012), Galileo Holding Corp. (available December 19, 2008), Harveys Casino Resorts (available October 31, 2000), IPC Information Systems, Inc. (available May 20, 1999), American Eagle Outfitters, Inc. (available March 29, 1999). In our view, the application of Rule 12g-3(a) to the Business Combination is consistent with the relief that the Division has granted in similar circumstances, as well as the protection of investors. As noted in numerous no-action letters, presumably Rule 12g-3’s threshold of 300 holders of record was to permit a successor to terminate its Exchange Act reporting and to coordinate with the standard for termination under Rule 12g-4 promulgated under the Exchange Act. See, e.g., Pediatrix Medical Group, Inc. (available December 22, 2008), IPC Information Systems, Inc. (available April 26, 2005). MTech’s common stock and warrants are listed on The Nasdaq Stock Market and it is intended that the MTech Holdings common stock and warrants will be so listed following the Business Combination. Continued Exchange Act registration is essential to such listing and there is no intention to terminate MTech Holdings’ Exchange Act registration or reporting as a result of, or in connection with, the Business Combination.

The purpose behind Rule 12g-3 is “to eliminate any possible gap in the application of the Exchange Act protection to the securityholders of the predecessor.” See Section 250.01 of the Division’s Exchange Act Rules Compliance and Disclosure Interpretations. We note the Staff has taken the position that “Section 12(g) registration could be voluntarily continued by the successor pursuant to Rule 12g-3 in circumstances where the predecessor had fewer than 300 record holders without the filing of a new Exchange Act registration statement.” See Section 250.02 of the Division’s Exchange Act Rules Compliance and Disclosure Interpretation.

Accordingly, we respectfully submit that the warrants and, upon issuance, the MTech Holdings common stock, will be deemed registered under Section 12(b) pursuant to Rule 12g-3(a) of the Exchange Act notwithstanding that, upon consummation of the Business Combination, there are less than 300 holders of record.

Q: What equity stake will current stockholders of MTech and the Sellers hold in MTech

Holdings after the Closing?, page 19

3.	Please discuss the impact of the MTech Class B stockholders, also known as Founder Shares, on the vote of the transaction and the Business Combination. For example, clarify that Class B stockholders have the right to vote for the Business Combination and that the Class B shares will convert to Class A shares at the close of the Business Combination and be exchanged for shares of MTech Holdings. We note that that the conversion of the Class B shares to Class A shares provides that Class B stockholders will hold 20% beneficial ownership of MTech.

In response to the Staff’s comment, we have discussed the impact of the Founder Shares on the vote of the transaction and the Business Combination on pages 21, 68 and 75 of the Amended Registration Statement.

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What Will Happen in the Business Combination, page 19

4.	You explain that holders of unvested profit interest units of MJ Freeway LLC ("MJF") will receive pro-rata shares of MTech Holdings as part of the Business Combination transaction, but these MTech Holdings shares will continue to be unvested until they meet the vesting criteria even after the close of the Business Combination. Please describe the vesting criteria for these unvested profit interest units and quantify how many common stock shares of MTech Holdings will be issued in exchange for them.

Please be advised that, assuming that 6,889,764 shares of MTech Holdings common stock are issued to the current holders of MJF in the business combination ( using the aggregate merger consideration amount of $70 million, assuming that there are no adjustments to the merger consideration at the closing for net working capital or indebtedness, divided by the fixed price of $10.16 per share, and including the shares of MTech Holdings common stock to be held in escrow), an aggregate of 282,716 shares of MTech Holdings common stock will be issued to the holders of all of the unvested profit interests of MJF after giving effect to the allocation agreement by and among the holders of MJF’s preferred and common stock and the parties to the Merger Agreement, as described on page 53 of the Amended Registration Statement. These shares would be subject to the same vesting as the unvested profit interests for which they are exchanged. Typically, the profits interest units of MJF vest in four equal 25% annual installments, with the first tranche vesting on the first anniversary of the date of grant. Vesting of each tranche is conditioned upon the holder thereof being employed by MJF on the vesting date. We have added relevant disclosure on pages 19, 81 and 137 of the Amended Registration Statement.

Unaudited Pro Forma Combined Financial Information

Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page 53

5.	Please reconcile the explanation of column (C) indicating that the MJF data is for the twelve months ended June 30, 2018 to the disclosure in your introduction to the pro forma financial information on page 46 indicating the data is for the twelve months ended December 31, 2017.

In response to the Staff’s comment, we have revised the explanation of column (C) to indicate that the MJF data is for the twelve months ended December 31, 2017 on page 53 of the Amended Registration Statement.

6.	In pro forma adjustment (5), please further explain the assumptions you used in computing pro forma weighted average shares outstanding and address the following:

●	Explain why the public shares expected to be redeemed under Scenario 2 appear to be included in your computation of weighted average shares outstanding as of December 31, 2017; and

●	Describe how you computed the number of MTech shares issued in the Mergers.

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In response to the Staff’s comment, we have adjusted the computation of weighted average shares outstanding as of December 31, 2017 to exclude the public shares expected to be redeemed under Scenario 2 and have included in pro forma adjustment (5) a description of how we computed the number of MTech shares issued in the Mergers. The revised disclosure can be found on page 53 of the Amended Registration Statement.

Merger Consideration, page 81

7.	Please provide a more detailed description of the closing adjustments of the $70 million in merger consideration to be provided to MJF unit holders. You reference a net capital adjustment, a target capital adjustment and an indebtedness adjustment. Please clarify the mechanics of these adjustments as to how they would be calculated, and clarify the types of indebtedness that would result in such an adjustment.

We have provided a more detailed description of the closing adjustments on page 81 of the Amended Registration Statement.

Background of the Business Combination, page 86

8.	You indicate that MTech engaged the technology consulting firm Thought Ensemble to provide a report with recommendations on how to improve MJF's platform and processes. You further indicate that meetings or conference calls were held by MTech with representatives of Thought Ensemble to review and discuss its final report. Please revise to provide more details of these discussions with Thought Ensemble. Clarify whether MTech's board of directors considered the final report by Thought Ensemble to be a material factor in approving the Business Combination. If so, please provide a summary of the report, including the recommendations communicated to MTech's board.

We respectfully advise the Staff that the discussions with Thought Ensemble and the final report were part of MTech’s ordinary course of due diligence on MJF and were not a standalone material factor considered by MTech’s board of directors for approving the Business Combination. We have revised our disclosure to reflect the foregoing on page 90 of the Amended Registration Statement.

9.	This section references MTech receiving various information from MJF such as an indepth investor presentation, access to a data room, preliminary financials and other business information, and an annual budget and financial projections. This information was provided on April 6, April 26, June 25, and August 10, 2018, respectively. Please revise to provide a description of the substance of the financial information provided to MTech, to the extent material, and used by MTech’s board as a material factor in its consideration to approve the Business Combination.

In response to the Staff’s comment, we have revised our disclosure on pages 88, 89 and 90 of the Amended Registration Statement.

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10.	On August 28, 2018, MTech management agreed to raise the value of the merger consideration to $70 million, in part, due to the Series C financing and "change in public market activity in the cannabis industry." Please provide more details as to the prior negotiations of the merger consideration, including the prior amount(s) that was being discussed and/or negotiated before the August 28, 2018 meeting. In addition, please clarify what you mean by "change in the public market activity in the cannabis industry" and clarify the value of the MJF based on the Series C financing.

In addition to the Staff’s comment, we have revised our disclosure on pages 88, 89 and 90 of the Amended Registration Statement.

The Business Combination Proposal

MTech’s Board of Directors' Reasons for the Approval of the Business Combination, page 92

11.	Please clarify whether the MTech board performed a valuation of MJF and whether such an evaluation of MJF’s valuation was a material reason the board considered to approve the Business Combination. We note that on page 66, you disclose that the MTech board did not hire an third-party investment firm to provide a fairness opinion, but the "fair market value of MJF has been determined by MTech’s board of directors based upon standards generally accepted by the financial community, such as potential sales, earnings and cash flow, and the price for which comparable businesses or assets have been valued." To the extent that the MTech board performed a valuation of MJF, please revise to disclose the methodology used by the MTech board and analysis performed, including specific financial information and projections provided by MJF management.

We respectfully advise the Staff that the MTech board of directors performed a valuation of MJF and the valuation was a material reason that the board of directors determined to approve the Business Combination. We have revised our disclosure on pages 89, 90 and 92 of the Amended Registration Statement to disclose the methodology used by the MTech board of directors and the analysis performed.

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Sources and Uses of Funds for the Business Combination, page 96

12.	You disclose that you will receive between $10.4 million and $63.4 million in cash proceeds from the SPAC trust as "Cash to Balance Sheet" if the Business Combination is consummated. Throughout your registration statement, you reference such proceeds to be used as part of the MJF's "growth strategy." On pages 61 and 62, you disclose such a growth strategy would include organic initiatives and potential acquisitions. Please describe in more detail what MJF's growth strategy involves and how it will use proceeds from the trust for the components and initiatives of your growth strategy. Further, please clarify whether the growth strategy of MJF as communicated to MTech as disclosed on page 88 has changed since the Business Combination proposal has been voted by MTech's board.

We respectfully direct the Staff to the disclosure that has been added on page 61 of the Amended Registration Statement providing details on MJF’s growth strategy and the use of the proceeds of this offering to implement that strategy. Please note that there have been no material changes to MJF’s growth strategy since its initial discussions with MTech described on page 88 of the original filing.

The Charter Amendments Proposal, page 101

13.	In your table of the summary of principal changes between the certificates of incorporation of MTech and MTech Holdings subject to the Charter Amendments Proposal, you indicate that the MTech charter is silent as to the forum for stockholder lawsuits. This appears to be inconsistent with your disclosure on page 155 which indicates that MTech has an exclusive forum of Delaware courts for stockholder lawsuits. Please revise to reconcile and clarify how the exclusive forum provision of MTech Holdings differs from the exclusive forum provision of MTech. Further, clarify whether either exclusive forum provision excludes stockholders from suing in federal court for claims under the federal securities laws.

We respectfully advise the Staff that the forum selection provision of MTech and MTech Holdings is the same. Each forum selection provision provided that Delaware courts are an exclusive forum for stockholder lawsuits related to any derivative action or proceeding on behalf of the corporation, any action asserting breach of fiduciary duty, any action asserting a claim under the Delaware general corporation law or any action asserting a claim governed by the internal affairs doctrine. By its terms, each forum selection provision does not exclude stockholders from suing in federal court for claims under the federal securities laws. We have removed the forum section provision as one of the principal changes between the certificates of incorporation of the two entities requiring stockholder approval from page 101 in the Amended Registration Statement.

14.	With respect to your Forum Selection and Corporate Opportunity changes in the MTech Holdings certificate, please add a risk factor that addresses the effect of these changes on investors. Your discussion of the Corporate Opportunity charter amendment should address the conflicts of interest that may result from the provision as it relates to your prospective management's outside activities.

We respectfully advise the Staff that the Corporate Opportunity provision of MTech and MTech Holdings is the same. We have removed the Corporate provision as one of the principal changes between the certificates of incorporation of the two entities requiring stockholder approval from page 101 in the Amended Registration Statement. We have added risk factors for Forum Selection and Corporate Opportunity provisions in MTech Holdings certificate of incorporation on page 71 of the Amended Registration Statement.

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Information About MJF

General, page 122

15.	On page 122, you describe MJF as the "largest cannabis technology company providing Software-as-a-Service (SaaS) to the cannabis industry." Please clarify how you determined that you are the "largest" provider and explain upon what basis do you make this claim. We note similar language on pages 12, 35, and 92. It is unclear, for example, whether you are the largest provider in the industry by market share derived by revenues.
1.	FirstName

We respectfully submit that MJF’s contention that it is the largest competitor in the industry is supported by numerous private and public sources, including company collected competitive data, publicly available state tax rolls, and industry resources. For example, comparative industry-related websites, such as https://www.owler.com/company/mjfreeway, routinely list the top ten competitors in the cannabis industry, which includes MJF. The comparative data available at such site indicates that MJF is at the top of this list in terms of annual revenues and number of employees. Further, MJF competes in more segments of the cannabis industry than all of its competitors. Indeed, MJF services the entire cannabis supply chain, and also supplies its clients with business intelligence and consulting services, something MJF’s competitors currently do not provide. There has been no single competitor in the cannabis that competes with MJF in all of the areas in which MJF provides products and services. Additionally, MJF has the longest operating history in the industry amongst these competitors, and holds the largest global footprint amongst these competitors, serving cannabis operators in 29 states and 11 countries globally. We have included additional disclosure relating to the foregoing on page 133 of the Amended Registration Statement.

16.	Please provide more information as to the nature of your clients under the Commercial Software and Consulting Services areas, such as whether you have a concentration in terms of size, type or geographic locations that is material in nature. To the extent that it is material, identify the two states in the United States where medical marijuana is legalized in which you do not provide products and services.

In response to the Staff’s comment, we have added disclosure on page 122 of the Amended Registration Statement providing detail on MJF’s commercial software and consulting services.

Leaf Data Systems, page 123

17.	Please disclose the material terms of your agreements, including duration and termination provisions, with the government agencies in Pennsylvania and Washington. We note that the Leaf Data Systems products represented 43% of your revenue for the fiscal year ended June 30, 2018 and you only have 2 customers.

In response to the Staff’s comment, we have added disclosure on page 126 of the Amended Registration Statement providing more information on the clients of MJF’s government contracts with the States of Pennsylvania and Washington.

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18.	On page 61, you provided a risk factor noting that you are dependent on third-party service providers for some services and applications. On page 147, you attribute increased cost of revenue for the fiscal year ended June 30, 2018 to costs related to a patient registry product and integration provided by Oracle. To the extent material, please provide a description of your arrangements with third-party service providers and how much of your platform is derived from other sources. Please clarify if your arrangements with Oracle involve material agreements.

We respectfully note that we use a commercially available Oracle product to provide the patient registry functions required by the State of Pennsylvania. This product is one of numerous solutions available from third party application providers and should we determine to not use the Oracle product, or same should become unavailable, we would have available to us alternative solutions that could be readily integrated into our system. Accordingly, we submit that the Oracle relationship is not material and that the current disclosure is accurate.

Management's Discussion and Analysis of Financial Condition and Results of Operations of MJF

Products and Services, page 144

19.	Please clarify how you generate revenues from your Commercial Software and Consulting Services. To the extent material, please provide more information regarding the factors that drive the revenue growth in these areas, such as the number of customers or key performance indicators.

In response to the Staff’s comment, we have added disclosure on page 145 of the Amended Registration Statement providing clarification on how MJF generates revenues from its Commercial Software and Consulting Services.

Beneficial Ownership of Securities, page 160

20.	Please clarify the natural person(s) that hold voting and/or investment power over the shares that will be beneficially owned by M&J Special Investments LLC and SV MJF Investors LP.

In response to the Staff’s comment, we have disclosed on page 161 of the Amended Registration Statement the natural persons that hold voting and investment power over the shares that will be beneficially owned by M&J Special Investments LLC and SV MJF Investors LP.

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Signatures, page 175

21.	Your registration statement must be signed by your chief accounting officer or controller and a majority of your of directors. Please refer to Instruction 1 to the Signatures section of Form S-4. To the extent an individual performs more than one role, please indicate so in the titles by their respective signature.

We respectfully advise the Staff that Scott Sozio is presently the sole director of MTech Holdings and Tahira Rehmatullah is the principal accounting and financial officer of MTech Holdings. We have revised the signature page to indicate their respective titles.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Tamar Donikyan, Esq. at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Scott Sozio
Scott Sozio, Chief Executive Officer

Cc: Ellenoff Grossman & Schole LLP

Graubard Miller

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